Exhibit 12.1
Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges
(numbers in thousands)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income before assessments	$181,077	$198,685	$173,354	$138,951	$121,969
Fixed charges	872,874	1,236,655	2,123,241	2,290,122	2,057,440
Total earnings	1,053,951	1,435,340	2,296,595	2,429,073	2,179,409

Fixed Charges:
Interest expense:
Interest expense on consolidated obligations	871,106	1,233,529	2,097,627	2,210,267	1,990,300
Interest expense on deposits	1,179	2,389	22,181	51,363	35,173
Interest expense on borrowings from other FHLBanks	3	21	26	119	147
Interest expense on securities sold under agreement to repurchase	—	—	1,961	25,045	28,462
Interest expense on mandatorily redeemable capital stock	164	283	1,028	2,902	2,972
Interest expense on other	—	—	—	—	31
Total interest expense	872,452	1,236,222	2,122,823	2,289,696	2,057,085
Estimated component of net rental expense
Rent expense	1,268	1,300	1,254	1,279	1,064
Factor (1/3)[1]	33.33%	33.33%	33.33%	33.33%	33.33%
Estimated component of net rental expense	423	433	418	426	355
Total fixed charges	872,875	1,236,655	2,123,241	2,290,122	2,057,440

Ratio of earnings to fixed charges	1.21	1.16	1.08	1.06	1.06

1	Represents one-third of rental expense related to the Bank's operating leases.